                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  AMENDMENT TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                                 NOVACARE, INC.

   -------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK

   -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  669930 10 9

           --------------------------------------------------------
                                 (CUSIP Number)

                                 Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                              New York, NY  10022
                                (212) 446-4940
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 27, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


       NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 (Page 1 of 5)

-------------------------                                                                 -----------------------
  CUSIP No. 669930 10 9                              13D                                     Page 2 of 5 Pages
-------------------------                                                                 -----------------------

-----------------------------------------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         LDN Stuyvie Partnership
         73-1526937

-----------------------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                   (a) [ ]

                                                                                                   (b) [ ]

-----------------------------------------------------------------------------------------------------------------
    3    SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*


                                                                                                          00

-----------------------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)           [ ]


-----------------------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                                        Oklahoma

-----------------------------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                                                                                       6,559,900

                    ---------------------------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH       ---------------------------------------------------------------------------------------------
  REPORTING          9    SOLE DISPOSITIVE POWER
 PERSON WITH
                                                                                                       6,559,900

                    ---------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER



-----------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                                                       6,559,900

-----------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]

-----------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                           10.4%

-----------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                                                                                                              PN
-----------------------------------------------------------------------------------------------------------------

-------------------------                                                                 -----------------------
  CUSIP No. 669930 10 9                              13D                                     Page 3 of 5 Pages
-------------------------                                                                 -----------------------

-----------------------------------------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Stuyvesant Pierrepont Comfort

-----------------------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                   (a) [ ]

                                                                                                   (b) [ ]

-----------------------------------------------------------------------------------------------------------------
    3    SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*


                                                                                                          00

-----------------------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)           [ ]


-----------------------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                        United States of America

-----------------------------------------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                                                                                                       6,559,900

                    ---------------------------------------------------------------------------------------------
                     8    SHARED VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH       ---------------------------------------------------------------------------------------------
  REPORTING          9    SOLE DISPOSITIVE POWER
 PERSON WITH
                                                                                                       6,559,900

                    ---------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER



-----------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                                                                       6,559,900

-----------------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]

-----------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                           10.4%

-----------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                                                                                                              IN
-----------------------------------------------------------------------------------------------------------------


                                 (Page 3 of 5)

Item 3.   Source and Amount of Funds or Other Consideration.

       The Reporting Persons acquired beneficial ownership of 2,586,500 shares of the securities that are the subject of this filing (the "Subject Securities") from the Partnership's limited partners on September 15, 1999, in exchange for limited partnership interests of the Partnership. The Reporting Persons acquired beneficial ownership of the remaining Subject Securities (3,973,900 shares) through open market purchases in the ordinary course of business with a portion ($3,205,801.50 million) of the proceeds of cash contributions to the Partnership by its partners.

Item 5.  Interest in Securities of the Issuer:

       (a)-(b) The Reporting Persons beneficially own 6,559,900 shares of Common Stock, representing approximately 10.4% of the outstanding shares of such class as to which they have sole voting power and dispositive power. Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

       (c) The Reporting Persons acquired 2,586,500 shares of Common Stock from the Partnership's limited partners on September 15, 1999, in exchange for limited partnership interests of the Partnership. The Reporting Persons acquired beneficial ownership of 3,973,900 shares of Common Stock through open market purchases in the ordinary course of business with a portion ($3,205,801.50 million) of the proceeds of cash contributions to the Partnership by its partners. The following table summarizes the details of such open market purchases:


      DATE                 NO. OF SHARES   PRICE PER SHARE           TOTAL PRICE
      ----                 -------------   ---------------           -----------
      9/13/99                     31,500   $1.1875                    $38,197.75

      9/16/99                     25,000   $1.1875                    $30,316.50

      9/21/99                     58,500   $1.125                     $67,279.00

      9/22/99                    163,300   $1.17671                  $196,243.24

      9/23/99                    256,300   $1.171332                 $306,623.89

      9/24/99                     42,900   $1.125                     $49,339.00

      9/27/99                    105,100   $1.11549                  $119,869.50

      9/28/99                     80,800   $1.120514                  $92,561.53

      9/29/99                     31,200   $1.1206                    $35,746.72

      9/30/99                    166,300   $1.180134                 $200,417.78

      10/1/99                     35,700   $1.1875                    $43,290.25

      10/4/99                     50,000   $1.1875                    $60,629.00

      10/5/99                    461,900   $1.157299                 $546,107.91

      10/6/99                    306,500   $1.200993                 $368,104.37

      10/7/99                     53,600   $1.138298                  $61,012.75

      10/8/99                    128,400   $1.087531                 $139,639.00

      10/11/99                   166,400   $1.040464                 $173,133.21

      10/13/99                    50,500   $1.024479                  $51,736.20

      10/14/99                   199,500   $1.07386                  $185,778.40

      10/15/99                    91,300   $0.837544                  $76,467.75

      10/18/99                     8,700   $0.83796                    $7,290.25

      10/22/99                    19,700   $0.7752                    $15,271.50

      10/28/99                    80,300   $0.7751                    $62,236.50

      10/29/99                   100,000   $0.71254                   $71,254.00


                                 (Page 4 of 5)

      12/03/99                    45,000   $0.2000089                  $9,004.00

      12/06/99                   100,000   $0.16329                   $16,329.00

      12/07/99                   225,000   $0.155318                  $34,329.50

      12/08/99                    80,000   $0.163050                  $13,044.00

      12/09/99                   150,000   $0.163027                  $24,454.00

      12/10/99                   310,000   $0.163013                  $50,534.00

      12/13/99                   130,000   $0.164031                  $21,324.00

      12/15/99                    220,00   $0.171                     $37,620.00
                           --------------                        ----------------
                               6,559,900                           $6,391,603.78
                           ==============                        ================


       (d)      Not applicable.

       (e)      Not applicable.


                                   SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 17, 1999


                                          LDN STUYVIE PARTNERSHIP


                                          By:/s/ Stuyvesant Pierrepont Comfort
                                             -----------------------------------
                                          BY:     Stuyvesant Pierrepont Comfort
                                          Title:  General Partner



                                           /s/ Stuyvesant Pierrepont Comfort
                                          --------------------------------------
                                          STUYVESANT PIERREPONT COMFORT


                                 (Page 5 of 5)